January 9th, 2014

Mr. Gus Rodriquez, Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Highlands Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 000-27622

Dear Mr. Rodriguez:

Highlands Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated November 25, 2013 containing comments on the Company’s above-referenced annual report on Form 10-K for the year ended December 31, 2012.

Below are the Company’s responses to the comments in your letter.  Please feel free to contact me at the number above if you have any questions or additional clarification is needed.  For convenience of reference, we have set forth your comments in bold italics below, with the Company’s response following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2012
Note 1. Summary of Significant Accounting Policies
Foreclosed Assets, page 11

1.
You disclose on page 36 of your 10-K report that you established a $500,000 general valuation reserve for your foreclosed properties due to the current real estate market conditions and your expectation of accepting offers that are lower than the current appraised values. Due to your disclosed exposure to losses from continuing declines in real estate values in your primary markets please address the following and provide us with proposed revised disclosure to be included in future periodic reports for the requested disclosures:

•
Prepare a schedule for us with the most recent appraised value, the date of the appraisal, the holding period and the carrying value of your significant foreclosed assets as of December 31, 2012 and September 30, 2013;

The requested schedule for each period is attached as Exhibit A to this response.  We have individually listed all properties with a book value of $250,000 or greater and presented the aggregate of the less significant properties (of which there were 28 at September 30, 2013 and 29 at December 31, 2012)..  In summary, total appraised values at September 30, 2013 were $13.2 million as compared with book value of $13.1 million including properties without appraisal; at December 31, 2012, total appraised values were $19.3 million compared with book value of $17.1 million including properties without appraisal.

•	Reconcile the reasons for any differences, if any, between the recent appraised value and the carrying value of your foreclosed assets;

As noted above, total appraised value of the OREO portfolio is in excess of book value.  Most of the differences were created by initial or subsequent appraisals that reflected values in excess of the estimates of value by management at the time of foreclosure.  In most cases, borrowers do not provide access to the collateral property prior to foreclosure and; therefore, the properties are initially recorded at management’s estimates which may be lower or higher than the initial appraised amount which may not be known for months subsequent to foreclosure.  If book values are higher than appraisal, the book value is adjusted to appraised value, less cost to sell.  However, if the appraised value is higher than book value, the properties are not written up to appraised value.  In recent years, except for limited instances, we have not realized material gains on the sales of the foreclosed property.

•	Tell us why management may have used any appraisals that were not current;

Except in unusual circumstances, we consider an appraisal current if it has been completed within the last 24 months.  We also monitor broader real estate market data which has become much more stable since the 2007 through 2010 timeframe as a tool to determine if we need to accelerate the appraisal process on any particular property or in any individual market.  In addition, we may delay an appraisal date if the most recent appraisal was in 2010 or later and indicated a significant positive difference between book value and estimated fair value or in other situations such as when an anticipated sale is in process or a contract of sale has been received.  Although it is not always possible to obtain updated appraisals quickly or on a specific date, we attempt to comply with the 24 month guidance incorporated in our policy.  In addition, members of senior management, including the CEO, CFO, CLO and CAO, are personally involved with all significant properties including conducting periodic inspections of the property, monitoring values, determining effective disposal plans, working with realtors or other agents and other activities related to the management and ultimate disposal of the property.  This day-to-day involvement provides real-time, seamless connectivity from these operating activities to financial reporting.  The Company’s Board of Directors is very involved in every aspect of these activities.  In addition, other real estate owned is also the subject of significant regulatory oversight.

•	Disclose your policy for obtaining current appraisals for foreclosed assets,

An excerpt from our OREO policy related to appraisals reads as follows:

“The Special Assets Committee of the Bank will require a new appraisal or evaluation on any OREO property if the Committee determines that the current valuation does not accurately reflect the level of exposure. The Committee will also review all OREO property with the most recent appraisal or evaluation date in excess of 24 months to determine the necessity of a new appraisal or current evaluation. As required, Committee members and/or Senior Management will make on-site inspections of OREO property to determine the current condition of the real property.”

Presented below is the additional text to be added to our accounting policy note in our periodic filings beginning with the December 31, 2013, Form 10-K:

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management using updated appraisals and other information and the assets are carried at the lower of carrying amount or fair value less cost to sell.  Generally, appraisals are updated every 24 months for all individually significant properties or when current events indicate that a property may have suffered a material decrease in value.  Revenue and expenses from operations and gains and losses on disposals are included in net expenses from foreclosed assets. Foreclosed assets at December 31, 2012 and 2011 were $16,639 and $16,724 respectively.

•	Disclose any concentrations in real estate owned, and

In recent years we have disclosed OREO properties segregated by type of property including both the number of properties and aggregate book value.   In preparation of our response to this inquiry, we concluded that disclosure of OREO property by the geographic area in which the property is located may also improve the transparency of these disclosures as we do discuss the fact that certain geographic markets have suffered more depreciation that others.  Presented in the paragraph below are the additional disclosures that we will include in the December 31, 2013, Form 10-K and subsequent periodic reports as long as the OREO balances remain at elevated levels.

The Company’s major markets are Southwestern Virginia, Tri-city Tennessee, Sevierville and Knoxville, Tennessee, Boone and Banner Elk, North Carolina. There has been greater deterioration in the Sevierville, Tennessee commercial real estate market compared to the other markets we serve. The following table provides information about properties owned in each geographic area, the number of individual properties and book value.

	September 30, 2013		December 31, 2012

Geographic Area	Number	Value (in thousands)	Number	Value (in thousands)

Sevierville and Knoxville TN Area	14	$4,894	14	$6,678
Southwest VA and Tri-city TN Area	16	4,407	21	5,122
Boone and Banner Elk NC Area	17	3,750	19	5,339

Total	47	$13,051	54	$17,139

•	Tell us how you determined that the reserve of $500,000 was appropriate for 2011 and 2012.

For each of the years ended December 31, 2012 and 2011, the Company accrued a $500,000 general valuation reserve related to its OREO properties which represented approximately 3% of the OREO balance at the end of each of those years.  As is public knowledge, in recent periods real estate markets have been saturated with foreclosed properties and buyer demand and financing resources have been at recent year lows.  Therefore, it has been a buyer’s market and we, as have other banks, have accepted offers from qualified buyers that were below appraised value and consequently below our carrying value in many cases.  Because of the significance of total OREO balances to the overall health of our bank and the related high level of regulatory oversight, the Board of Directors is involved in any significant disposal once the Special Assets Committee makes a recommendation or brings an offer for their consideration. However, the Board of Directors, in an effort to improve the bank’s ability to respond to offers to dispose of properties, provided management with the latitude to accept offers if they were 3-5% lower than book value.  The general valuation reserve was recorded to respond to the Board directive and the probability that discounts on some properties would be necessary to complete a sale.  As the balance of OREO did not change significantly from 2011 to 2012, the reserve was deemed adequate at the end of both periods.

Financial Statements
Note 3. Investment Securities Available for Sale, Page 14

2.
You disclose significant unrealized losses on your pooled trust preferred collateralized debt obligation securities at December 31, 2012 and September 30, 2013. The unrealized losses of a majority of the pooled trust preferred securities are in excess of 95% of the remaining book value and have negative excess subordination of up to 45%.

As discussed with David Irving on January 8, 2014 Highlands Bankshares, Inc. sold its entire portfolio of pooled trust preferred collateralized debt obligation securities (“TruP CDO’s”) with an approximate $3.8 million book value due to the uncertainty regarding the future accounting implications under the Volcker Rule. Under rules approved mid-December, collateralized debt obligations that are backed by TruPS are considered “covered funds” subject to the Volcker Rule’s restrictions. Under these restrictions, banks would be forced to divest their TruP CDO investments by July of 2015. The resulting accounting treatment due to the required divestiture would force banks that hold these instruments to write them down completely by year end 2013 since the ability to hold them to recovery would be jeopardized.

The market for these instruments has been inactive for the past 4 years due to the severity of the recession and the related impact it had on banks and other financial service institutions that were the underlying issuers of the TruP CDO’s. Due to the market inactivity, the Company has been using Moody’s Analytics Discounted Cash Flow Valuations for determining the market value of these securities during this period of time. At December 31, 2012, the Company was carrying these instruments with a book value of $3.88 million and a fair value of $294 thousand. At September 30, 2013, the Company was carrying these instruments with a book value of $3.83 million and a fair value of $413 thousand. During the past several months the market for these securities has returned and the Company was able to receive hard bids on its entire portfolio. During October and November the Company received bids of approximately $2.20 million and $2.40 million, respectively, for the portfolio’s remaining book value of $3.83. The Board of Directors and management did not consider selling the portfolio feeling that there was additional recovery to be recognized over the next several years. However, with the implementation of the Volcker Rule and the uncertainty of the accounting implications and the possible impact it could have on the renewed market for these instruments the Board and mangement felt that it was prudent to liquidate the portfolio.

On December 23, 2013 the Company sold the portfolio and received net proceeds of $3.05 million. The Company will book an after tax loss of $515 thousand through earnings. It will simultaneously record an approximate after tax increase of $2.20 million through other comprehensive income due to the recorded difference between book value and previously recorded fair value. The Company will see a net increase of $1.60 million to common stock book value as a result of this transaction. The financial impact will be reflected in the Company’s 2013 10-K filing. No further market valuations, OTTI calculations / assumptions related to these instruments will be necessary as a result of the sale.

The following table shows the impact of thesale on the financial statements as of December 31, 2012 and September 30, 2013 and critical ratios at those dates in the event the sale would have taken place on those dates at the same realized value.

	September 30, 2013, as reported	September 30, 2013, adjusted	December 31, 2012, As reported	December 31, 2012, Adjusted

Net income	$2,086	$1,569	$2,022	$1,474

Stockholders Equity	$31,544	$33,284	$30,472	$32,291

Company:
Total Risk-Based Capital (to Risk-Weighted Assets)	9.09%	9.52%	9.11%	9.55%
Tier 1 Capital (to Risk-Weighted Assets)	7.84%	8.27%	7.85%	8.30%
Tier 1 Capital (to Adjusted Total Assets)	5.18%	5.09%	5.18%	5.08%

Bank:
Total Risk-Based Capital (to Risk-Weighted Assets)	10.13%	10.62%	10.05%	10.57%
Tier 1 Capital (to Risk-Weighted Assets)	8.87%	9.37%	8.79%	9.32%
Tier 1 Capital (to Adjusted Total Assets)	5.87%	5.78%	5.80%	5.71%

You also disclose additional other than temporary impairments in your most recent Form 10-Q report, including credit losses on securities for which other than temporary impairments were not previously recognized, indicating continuing credit deterioration in these securities. Please address the following related to the assumptions used in your cash flow projections for each of your trust preferred securities:

•	Tell us how you determined the expected deferral / defaults percentages of 1% to 2% for 2012 and 2013: See above.

•	Tell us how you determined the expected deferral / defaults percentages for years thereafter of .25% to .36%. See above.

•	Tell us the actual deferral/ default percentages for 2012 and 2013 and historically; See above.

•	Reconcile the difference between your expected and actual deferral / defaults percentages for 2012 and 2013; See above.

•	Reconcile the difference between your expected deferral / defaults percentages for years thereafter and your actual deferral / defaults in 2012, 2013 and historical percentages; See above.

•	The estimated loss severity on securities that default and the specific factors that you considered in developing the estimated loss severity; and See above.

•
How you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults, including the earnings and capital ratios of each financial institution in the pool, the Texas Ratio, the Modified Texas Ratio, the number of quarters that interest has been deferred and the cumulative dividend amount owed to investors; See above.

•	Tell us how you determined your recovery rate assumption; See above.

•	Tell us how you determined the discount rate since you appear to disclose two different discount rate assumptions; See above.

•
Tell us how you factored in the negative excess subordination that indicates that there is not enough collateral in the pool to cover the outstanding balance of your investment in concluding that you did not have an other than temporary impairment. See above.

•
Tell us how much of the reduction in the book value of these investments in 2011, 2012 and 2013 was due to principal payments as compared to other than temporary impairment charges since it appears from your disclosures that the majority of the reduction in the book value of these investments is due to periodic temporary impairment charges. See above.

3.
Please provide persuasive evidence supporting how and when you determine to take OTTI write-downs on the various pooled trust securities. For example, we note you continue to take periodic OTTI on certain securities even though earnings and other ancillary industry performance indicators and trends have shown increasing improvement over the last several quarters. In your response, please clearly indicate the specific judgments and determinations contemplated by management in ultimately determining how and when to take periodic OTTI, including specific triggering events noted for each individual security or other events that explains why, for example, OTTI was booked in one particular quarter instead of another. Since these securities have experienced OTTI, tell us how you have considered further declines in fair value in your OTTI methodology as they appear to be a strong indication of further credit deterioration. We may have additional comments upon receipt and review of your responses to these questions. See above.

Note 5.  Loans and Allowance for Loan Losses, page 18

4.
You disclose on page 34 that you determine your allowance for loan losses based on a rolling twelve quarter weighted historical loss average where the most recent quarters are weighted heavier than the earlier quarters. Please disclose the methodology used to weigh the more recent quarters heavier. Please also disclose whether this methodology is consistently employed for each loan category. Please provide us proposed revised disclosure to be included in future periodic reports for these disclosures.

The weighting used by the Company is similar to a rule of 78’s methodology in which the quarters are weighted with the most recent quarter’s net loan loss weighted at 12/78ths and the initial quarter in the three-year period being weighted at 1/78th.  This provides that approximately 10/78ths of the allowance is determined based upon year 1 with 26/78ths based upon year 2 and 42/78ths based upon the most recent year’s net charge offs.  This methodology is applied to all loan categories and was deemed necessary beginning in 2009 as the charge offs in the most recent periods were significantly higher than in the prior years and environmental factors appeared to only capture a portion of the difference.  At that time, the Company concluded that the net losses in the most recent periods more closely reflected the risk characteristics of the existing loan portfolio.   While the method has been consistently applied since adoption in 2009, net losses in the more recent periods, while still elevated, have been significantly less than those in 2011 and 2010.  However, the Company’s internal and external environmental adjustments, which are a portion of the general reserves, prevent the allowance from moving too quickly based solely upon spikes or lulls in the most recent period’s net loss experience.  In addition, we periodically also calculate the general reserves based upon a simple average of losses over the three-year period as part of the evaluation of the adequacy of our environmental assessments.

Below in italics is the additional text that will be added to our disclosures in both the 10-K and 10-Q’s to improve the transparency related to the calculation of the allowance for loan losses, beginning with the Form 10-K for the year ended December 31 2013.

Form 10-K, December 31, 2012, Note 5, Page 34; Form 10-Q, September 30, 2013, Note 2, Page 25.

(1)
Historical Loss Factor: To calculate the anticipated loan loss in each call report category for ASC 450 loans, the Bank begins with the net loss in each category for each of the last twelve quarters. The Bank uses a rolling twelve quarter weighted historical loss average where the most recent quarters are weighted heavier than the earlier quarters so that the calculation reflects current risk trends within the portfolio.  The weighting used by the Company is similar to the Rule of 78’s with the net losses of the most recent quarter weighted at 12/78ths and those in the first quarter in the twelve quarter period weighted at 1/78th.   Therefore, the net losses of the most recent year represent approximately 54% of the calculation compared with 33% if a simple average of losses over the three-year period was used. The total of weighted factors for each call report category is applied to the current outstanding loan balance in each category to calculate expected loss based on historical data for a group of loans with similar risk characteristics.  The same weighting is applied to all loan types.

Note 18. Fair Value Disclosures, page 45

5.
You classify impaired loans and repossessions/OREO as Level 2 assets on a non-recurring basis. Since these assets do not trade in active markets, quoted market prices do not exist for identical or similar instruments and the significant assumptions are not observable in model-based valuation techniques it does not appear that a Level 2 classification is appropriate. Please tell us how you determined that these assets meet the criteria for Level 2 classification since it appears that a Level 3 classification is more appropriate.

Other real estate properties and loan collateral upon which impairment valuations are based are typically valued using third party appraisals.  The appraised values are, in most cases, based upon selling prices of similar properties which would suggest Level II classification.  As recently as 2009, we classified certain other real estate as non-recurring Level III.  At that time, however, we reviewed a selection of other registrants with valuation methodology disclosures similar to ours that included these items as Level II.  We changed our disclosure to what we thought was more in-line with best practice at that time.  However, prompted by your comment, we reviewed the recent financials of selected similar companies and concur that Level III classification appears to be the best practice at this time and to be more appropriate on any property or valuations for which we make further adjustments to the appraised values to reflect estimates of selling costs or other reductions.  In future filings, OREO properties and impaired loans will be reported in the appropriate Level, most of which will be included as Level III.

* * * * * * * * * * * * * *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert M. Little, Jr.

/s/ Robert M. Little, Jr.
Chief Financial Officer

EXHIBIT A
Borrower	Date Acquired	Ending Balance 12/31/12	Appraisal Date	Appraised/ Supporting Value	Comments
Land Development - Vacant Land	7/7/2004	$253,000	11/2/2012	$394,600
Land Development - Vacant Land	2/26/2008	$511,750	9/12/2010	$922,000
Commercial Real Estate	6/25/2008	$938,400	10/8/2010	$1,020,000
1-4 Family	9/30/2009	$1,000,000	9/8/2011	$1,095,000
1-4 family plus developed lots	6/3/2010	$1,823,438	11/5/2012	$1,891,000
1-4 Family	7/15/2010	$634,500	11/16/2012	$675,000
Multifamily	12/31/2010	$2,216,254	various 2010 thru 2012	$2,216,254
Commercial Real Estate	2/9/2011	$1,189,000	various 2010 thru 2012	$1,395,000
Land Development - Vacant Land	6/23/2011	$260,527	4/25/2011	$335,000
1-4 Family	9/28/2011	$303,508	3/7/2012	$355,000
Land Development - Vacant Land	3/29/2012	$259,650	4/6/2012	$288,500
Commercial Real Estate	5/30/2012	$259,815	5/4/2012	$279,500
Commercial Real Estate	5/30/2012	$585,000	4/30/2012	$650,000
Land Development - Vacant Land	6/26/2012	$422,703	6/20/2012	$441,050
Land Development - Vacant Land	6/27/2012	$300,000	5/3/2012	$440,000
Commercial Real Estate	6/27/2012	$461,701	1/11/2010	$505,000
Commercial Real Estate	6/28/2012	$525,000	7/8/2011	$650,000
Commercial Real Estate	8/30/2012	$400,000	2/15/2013	$452,500
Commercial Real Estate	10/26/2012	$600,000	10/4/2012	$600,000
RB	11/29/2012	$282,038	1/10/2013	$245,100
Multifamily	11/29/2012	$690,000	12/7/2012	$750,000
1-4 Family	12/19/2012	$325,000			appraisal ordered subsequent to year end (350K)
Properties less than $250,000	various	$2,897,512	various	$3,708,600
Total with Appraisals		$16,624,503		$19,309,104
Total without Appraisals		$514,293		$-
Total		$17,138,796		$19,309,104

EXHIBIT A (continued)
Borrower	Date Acquired	Ending Balance 9/30/13	Appraisal Date	Appraised/ Supporting Value	Comments
Commercial Real Estate	6/25/2008	$685,000	10/8/2010	$1,020,000	appraisal ordered 8/5/13
1-4 Family	9/30/2009	$1,000,000	9/8/2011	$1,095,000	appraisal ordered 10/13
1-4 Family	6/3/2010	$649,086	11/5/2012	$792,000
1-4 Family	7/15/2010	$621,000	11/16/2012	$675,000
Multifamily	12/31/2010	$1,184,006	various 2010 thru 2012	$1,247,747	multiple lots / cabins
Commercial Real Estate	2/9/2011	$814,819	various 2010 thru 2012	$990,000
1-4 Family	9/28/2011	$275,080	3/7/2012	$355,000
Land Development - Vacant Land	6/27/2012	$300,000	5/3/2012	$440,000
Commercial Real Estate	6/27/2012	$461,701	1/11/2010	$505,000
Commercial Real Estate	6/28/2012	$525,000	7/8/2011	$650,000	appraisal ordered 7/13
Multifamily	11/29/2012	$690,000	12/7/2012	$750,000
1-4 Family	12/19/2012	$325,000	1/30/2013	$350,000
Commercial Real Estate	7/29/2013	$320,000			sold at auction 320k
Multifamily	7/29/2013	$300,000			contract on property 350K
1-4 Family	8/29/2013	$740,001			contract on property 750k
Land Development - Vacant Land	9/24/2013	$400,000			appraisal ordered
Commercial Real Estate	9/24/2013	$270,000			appraisal to be ordered
Multifamily	9/30/2013	$250,000			appraisal to be ordered
Properties less than $250,000	various	$3,240,524	various	$4,375,385
Total with Appraisals		$12,045,216		$13,245,132
Total without Appraisals		$1,006,000		$-
Total		$13,051,216		$13,245,132